/* Style Definitions */ p.MsoNormal, li.MsoNormal, div.MsoNormal {margin:0in; margin-bottom:.0001pt; font-size:12.0pt; font-family:"Times New Roman"; color:black;} a:link, span.MsoHyperlink {color:blue; text-decoration:underline;} a:visited, span.MsoHyperlinkFollowed {color:purple; text-decoration:underline;} p {margin-right:0in; margin-left:0in; font-size:12.0pt; font-family:"Times New Roman"; color:black;} @page Section1 {size:8.5in 11.0in; margin:1.0in 1.25in 1.0in 1.25in;} div.Section1 {page:Section1;}

TERM NOTE

$1,100,000

Denver, Colorado

April 18, 2007

FOR VALUE RECEIVED, the undersigned GOOD TIMES RESTAURANTS INC. ("Borrower") promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its offices at 1700 Lincoln Street, 8th Floor, Denver, Colorado, or at such other place as the holder here of may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of One Million One Hundred Thousand Dollars ($1,100,000), with interest thereon as set forth herein.

INTEREST:

(a) Interest. The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) at a rate per annum one half of one percent (0.50%) below the Prime Rate in effect from time to time. The term "Prime Rate" means at any time the rate of interest most recently announced within Bank at its principal office as its Prime Rate, with the understanding base rates and that the Prime Rate is one of Bank's serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording after its announcement thereof in such internal publication as Bank may designate. Each change in the rate of interest hereunder shall become effective on the date each Prime Rate change is announced within Bank.

(b) Payment of Interest. Interest accrued on this Note shall be payable on the 1st day of each month, commencing June 1,2007.

(c) Default Interest. From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes or otherwise, due and payable by acceleration the outstanding balance of this Note shall bear interest until paid in full at an increased principal rate per annum (computed year, actual equal to four on the basis of a 360-day days elapsed) percent (4%) above the rate of interest from time to time applicable to this Note.

REPAYMENT AND PREPAYMENT:

(a) Repayment.  Principal shall be payable on the 1st day of each month in installments as set forth on Schedule 1 attached hereto and incorporated herein by this reference, commencing, and continuing April 1, 2015, with a June 1, 2007 up to and including final installment of all remaining due and payable consisting unpaid principal in full on May 1, 2015. (b) Application of Payments.  Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof. (c) Prepayment.  Borrower may prepay principal on this Note at any time, in any amount and without penalty.  All prepayments shall be applied on the most remote principal installment or installments then unpaid.

EVENTS OF DEFAULT: This Note is made pursuant to and is subject to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of April 18, 2007, as amended from time to time (the "Credit Agreement").  Any default in the payment or performance of any obligation under this Note, or any defined event of default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:

(a) Remedies.  Upon the occurrence of any Event of Default, the holder of this Note, at the holders option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable presentment, without demand, notice of nonperformance, notice of protest or notice of dishonor, all of which are expressly waived by Borrower. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable (to include attorneys' fees outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection of the holder's rights and/or the with the enforcement collection of any amounts which become due to the holder under this Note, and the prosecutors defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary contested or motion proceeding, matter brought by Bank or any other person) relating to Borrower or any other person or entity.

(b) Obligations Joint and Several.  Should more than one person or entity sign this Note as a Borrower, the obligations of each such Borrower shall be joint and several.

(c) Governing Law.  This Note shall be governed by and construed in accordance with the laws of the State of Colorado, IN WITNESS WHEREOF, has executed the undersigned this Note as of the date first written above.

GOOD TIMES RESTAURANTS INC.

By: /s/ Boyd E. Hoback

Boyd E. Hoback, President